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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     SCHEDULE 13G
                      Under the Securities Exchange Act of 1934

                         CCC INFORMATION SERVICES GROUP INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                      12487Q109
                                    (CUSIP Number)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.12487Q109

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(1)  Names of reporting persons....................     David M. Phillips
     S.S. or I.R.S. Identification Number of above      ###-##-####
     persons.......................................

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(2)  Check the appropriate box if a member of a         (a)
     group (see instructions)......................     (b)  X

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(3)  SEC use only..................................

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(4)  Citizenship or Place of Organization              United States of America


Number of shares beneficially owned by each reporting person with:

(5)  Sole voting power.............................    488,130
(6)  Shared voting power...........................    0
(7)  Sole dispositive power........................    488,130
(8)  Shared dispositive power......................    0

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(9)  Aggregate amount beneficially owned by each
     reporting person..............................    488,130

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(10) Check if the aggregate amount in Row (9)
     excludes certain shares (see instructions).       x

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(11) Percent of class represented by amount in
     Row (9)......................................     1.99%

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(12) Type of reporting person (see instructions)       IN

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ITEM 1.

(a)  CCC INFORMATION SERVICES GROUP INC.
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                                          (Name of Issuer)

(b)  444 MERCHANDISE MART, CHICAGO, ILLINOIS 60654
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                  (Address of Issuer's Principal Executive Offices)


ITEM 2.

(a)  DAVID M. PHILLIPS
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                              (Name of Person Filing)

(b)  444 MERCHANDISE MART, CHICAGO, ILLINOIS 60654
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                        (Address of Principal Business Office)

(c)  UNITED STATES OF AMERICA
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                                    (Citizenship)

(d)  COMMON STOCK, $0.10 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                            (Title of Class of Securities)

(e)  12487Q109
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                                    (CUSIP Number)


ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

NOT APPLICABLE


ITEM 4.  Ownership.

(a)  488,130 SHARES OF COMMON STOCK OF CCC INFORMATION SERVICES GROUP INC.
-------------------------------------------------------------------------------
                              (Amount Beneficially Owned)

(b)  1.99%
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                                  (Percent of Class)

(c)  Number of shares as to which such person has:

     (i)    488,130*
-------------------------------------------------------------------------------
                      (sole power to vote or to direct the vote)

     (ii)   0
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                     (shared power to vote or to direct the vote)

     (iii)  488,130*
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               (sole power to dispose or to direct the disposition of)

     (iv)   0
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              (shared power to dispose or to direct the disposition of)

                               Page 2 of [6] Pages

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* Excludes 400,000 shares of Common Stock owned by Ruth Ann Phillips, the wife of David M. Phillips. Mr. Phillips disclaims beneficial ownership of the shares of Common Stock owned by his wife.

ITEM 5. Ownership of Five Percent or Less of a Class.

NOT APPLICABLE


ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE


ITEM 8.  Identification and Classification of Members of the Group.

David M. Phillips, Loeb Investors Co. XV, Loeb Investors Co. XIII and Loeb Investors Co. 108 (collectively, the "Management Stockholders"), White River Ventures, Inc. ("White River") and the CCC Information Services Group Inc. (the "Issuer") entered into a Stockholders' Agreement dated June 16, 1994 pursuant to which the Management Stockholders and White River have agreed to certain provisions regarding the corporate governance of the Issuer, including the election of directors. The Stockholders' Agreement terminates upon the first to occur of (i) the written agreement of the parties, (ii) the liquidation or dissolution of the Issuer, (iii) the Redemption Date, (as defined below) or (iv) June 16, 1999. From the date of the closing of the Offering (as defined therein ) until the first day on which there are no shares of Series C, or Series D, or Series E Preferred Stock outstanding (the "Redemption Date") the following provisions are in effect, among other:

The Management Stockholders and White River shall take all actions necessary to cause the nomination and election to the board of directors of (i) a number of persons (which shall not be less than two) designated by White River which the board of directors determines to be appropriate taking into account the aggregate voting power and economic interest of White River and its affiliates in the Issuer and (ii) three persons designated by a majority of shares of Common Stock held by the Management Stockholders. The number of directors shall be seven while the Stockholders' Agreement is in effect. The Management Stockholders and White River shall act to cause vacancies on the board of directors to be filed by successors designated by the stockholder group that designated the prior incumbent and shall not act to remove a director without the consent of the stockholder group that designated such director except after consultation with such stockholder group and after a determination that the director to be

                               Page 3 of [6] Pages
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removed has breached his fiduciary duties to the Issuer.

In addition, the Management Stockholders and White River have agreed that, prior to the voluntary resignation from the board of directors, disability or death of David M. Phillips, a majority of the directors designated by the Management Stockholders, shall be delegated, to the extent permitted by applicable law, the authority of the board to determine the timing, price, and other terms of certain business combinations where the consideration to be received is cash, cash equivalents or publicly traded securities, subject to the fiduciary duties of the other directors and subject to the receipt of a fairness opinion from one of a list of specified investment banks. Following the voluntary resignation from the board of directors, death or disability of David M. Phillips, the Management Stockholders and White River have agreed to cause the directors respectively elected by them to approve certain business combinations recommended by the other party, subject to receipt of a fairness opinion and subject to the fiduciary duties of such directors.

The Management Stockholders and White River have also agreed that a majority of the directors designated by the Management Stockholders shall be delegated, to the extent permitted by applicable law and subject to the fiduciary duties of the other directors, the authority of the board of directors with respect to the timing, price, and other terms of each offering of Common Stock, provided, however, that the Issuer shall not consummate any such offering (i) unless the Issuer can demonstrate to the reasonable satisfaction of White River that after giving effect to such subsequent offering the Issuer would have funds legally available to redeem shares of the Redeemable Preferred stock in accordance with its terms and (ii) without the unanimous approval of the members of the board of directors in the event that David M. Phillips shall voluntarily resign from the board of directors, die, or become disabled.

As a result of the Stockholders' Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, (i) each member of the group would be deemed to own beneficially all shares held, in the aggregate, by all group members and (ii) the group would be deemed to own beneficially an aggregate of 12,930,008 shares of Common Stock, representing 51.9% of the Common Stock currently outstanding. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission that such group exists. Pursuant to Rule 13d-4, the reporting person disclaims beneficial ownership of the Common Stock held by all other parties to the Stockholders' Agreement.

                               Page 4 of [6] Pages

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ITEM 9.   Notice of Dissolution of Group.

NOT APPLICABLE


ITEM 10.  Certification.

NOT APPLICABLE

                               Page 5 of [6] Pages

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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         ____________________________________
                                          David M. Phillips


February 9, 1998






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